UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NPS PHARMACEUTICALS, INC. (Name of Subject Company (Issuer))

KNIGHT NEWCO 2, INC.
SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED
SHIRE PLC
(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share (Title of Class of Securities)

62936P103 (Cusip Number of Class of Securities)

Mark Enyedy
Shire plc
5 Riverwalk, Citywest Business Campus, Dublin
24, Republic of Ireland
+353 1 429 7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to: George R. Bason, Jr. William J. Chudd Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Shire to acquire NPS Pharmaceuticals

Further step in building a leading biotech Transaction valued at $5.2 billion
 Enhances growth profile

Flemming Ornskov, MD, MPH CEO, Shire plc

Francois Nader, MD, MBA

CEO, NPS Pharmaceuticals, Inc.

January 11, 2015

[]SAFE HARBOR[] statement under the Private Securities Litigation Reform Act of
 1995 and tender offer materials

Statements included in this communication that are not historical facts are forward - looking statements. Such forward - looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire's results could be materially adversely affected. The risks and uncertainties include, but are not limited to, that:

[] Shire's products may not be a commercial success;

[] revenues from ADDERALL XR and INTUNIV are subject to generic erosion;

[] the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party  payors in a timely manner for Shire's products may impact future revenues, financial condition and results of operations;

[] Shire conducts its own manufacturing operations for certain of its products and is reliant on third party contract manufacturers to manufacture other products and to provide goods and services.  Some of Shire's products or ingredients are only available from a single approved source for manufacture.
 Any disruption to the supply chain for any of Shire's products may result in
 Shire being unable to continue marketing or developing a product or may result in Shire being unable to do so on a commercially viable basis for some period of time;

 [] the development, approval and manufacturing of Shire's products is subject to extensive oversight by various regulatory agencies.
Submission of an application for regulatory approval of any of our product candidates, such as our planned submission of a New Drug Application to the FDA for Lifitegrast, may be delayed for any number of reasons and, once submitted, may be subjected to lengthy review and ultimately rejected.  Moreover, regulatory approvals or interventions associated with changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

 [] the actions of certain customers could affect Shire's ability to sell or market products profitably.
 Fluctuations in buying or distribution patterns by such customers can adversely impact Shire's revenues, financial condition or results of operations;

 [] investigations or enforcement action by regulatory authorities or law enforcement agencies relating to Shire's activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines;

 [] adverse outcomes in legal matters and other disputes, including Shire's ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on Shire's revenues, financial condition or results of operations;

[] Shire faces intense competition for highly qualified personnel from other companies, academic institutions, government entities and other organizations.
 Shire is undergoing a corporate reorganization and the consequent uncertainty could adversely impact Shire's ability to attract and/or retain the highly skilled personnel needed for Shire to meet its strategic objectives;

 [] failure to achieve Shire's strategic objectives with respect to the acquisition of
 ViroPharma Incorporated may adversely affect Shire's financial condition and results of operations;

[]SAFE HARBOR[] statement under the Private Securities Litigation Reform Act of
 1995 and tender offer materials

[] Shire's proposed acquisition of NPS Pharma may not be consummated due to the occurrence of an event, change or other circumstances that gives rise to the termination of the merger agreement; [] a governmental or regulatory approval required for the proposed acquisition of NPS Pharma may not obtained, or may be obtained subject to conditions that are not anticipated, or another condition to the closing of the proposed acquisition may not be satisfied;

[] NPS Pharma may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners pending the consummation of the proposed acquisition by Shire, or NPS Pharma[]s business may be disrupted by the proposed acquisition, including increased costs and diversion of management time and resources; [] difficulties in integrating NPS
 Pharma into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all; [] and other risks and uncertainties detailed from time to time in Shire's or NPS Pharma[]s filings with the U. S.  Securities and Exchange Commission, including their respective most recent Annual Reports on Form 10-K.

THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN
 OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL NPS PHARMA COMMON
 STOCK. THE OFFER TO BUY NPS PHARMA COMMON STOCK WILL ONLY BE MADE PURSUANT TO A
 TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL
 AND OTHER RELATED TENDER OFFER MATERIALS) . INVESTORS AND SECURITY HOLDERS ARE
 URGED TO READ BOTH THE TENDER OFFER STATEMENT (WHICH WILL BE FILED BY SHIRE AND
 A SUBSIDIARY OF SHIRE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC)) AND
 THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D- 9 WITH RESPECT TO
 THE TENDER OFFER (WHICH WILL BE FILED BY NPS PHARMA WITH THE SEC) WHEN THEY
 BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE
 TERMS AND CONDITIONS OF THE OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A
 FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY
 Shire AND NPS PHARMA WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT
 WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS, AND THE
 SOLICITATION/RECOMMENDATION STATEMENT, MAY ALSO BE OBTAINED (WHEN AVAILABLE)
 FOR FREE BY CONTACTING SHIRE INVESTOR RELATIONS AT +1 484 595 2220 IN THE US
 AND +44 1256 894157 IN THE UK.

COPIES OF THESE MATERIALS AND ANY DOCUMENTATION RELATING TO THE TENDER OFFER ARE
 NOT BEING, AND MUST NOT BE, DIRECTLY OR INDIRECTLY, MAILED OR OTHERWISE
 FORWARDED, DISTRIBUTED OR SENT IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO
 WOULD BE UNLAWFUL.

Shire and NPS Pharma [] Leadership in rare diseases

Shire is acquiring NPS Pharma, a significant step on our journey to become a leading biotechnology company

Building on NPS Pharma[]s success, we will use our GI market expertise, rare disease patient identification and management capabilities, and global footprint to deliver NPS Pharma[]s products to patients worldwide

The transaction will enhance Shire's growth profile and is expected to be accretive to Non GAAP EPS from 2016 onward

NPS Pharma is a biopharmaceutical company focused on rare diseases

History

[] Founded in 1986, with an early focus on osteoporosis and thyroid disorders

[] Acquired Allelix Pharmaceuticals in 1999 to specialize in rare disease with
 first-in  or best-in-class     disease therapies

Key Products

[] GATTEX (R) /REVESTIVE (R) (teduglutide) for the treatment of short bowel syndrome
 (SBS), a rare GI condition, launched in the U. S.  (Q1 2013), and Europe (Q3
 2014)

[] NATPARA (R) /NATPAR (R) (recombinant parathyroid hormone) for the treatment of hypoparathyroidism (HPT), a rare endocrine disease, in registration phase in the U. S.  and EU

General Facts

[] NASDAQ listed (NASDAQ: NPSP)

[] Headquarters: Bedminster, NJ, U. S.

[] Operations in the U. S. , Canada, Europe, Latin America, and Japan

[] More than 350 employees

Acquisition is aligned to our strategy and adds significant upside to 10 x 20 aspirations

Clear and focused strategy

To become a leading global biotech delivering innovative medicines to patients with rare diseases and other specialty conditions

10 x 20 aspirational product sales

Upside potential NPS Pharma , Lumena, Fibrotech, BIKAM, Cinryze new uses, early stage pipeline, and future BD

Pipeline $3 billion expected from existing pipeline (1)

In-Line $7 billion expected from on -market products

(1) Products included on pipeline as of February 2014, as reported on Q4 2013 quarterly results

Acquisition of NPS Pharma adds to innovative portfolio

NPS Pharma[]s main products

NPS Pharma strengthens our GI and Internal Medicine franchise with two innovative products and leverages our rare disease expertise and patient management capabilities

[] GATTEX (R) /REVESTIVE (R) : A commercialized product for a rare GI condition

[] NATPARA (R) /NATPAR (R) : A product in registration for a rare endocrine disease

GATTEX®/REVESTIVE® - The first recombinant GLP-2 for long term treatment of short bowel syndrome (SBS)

Disease

- SBS results from resection of the small intestine; leads to body being unable to absorb sufficient nutrients

Health impact

- Associated with life-threatening complications, including infections, blood clots, and liver damage

Current treatment

- More than 55% of SBS patients require parenteral nutrition support
  - High constraints to lifestyle (80% of patients require between 3 and 6 days of support per week)
  - High cost (~$185-568K per year[(1)])
  - Does not address the issue of malabsorption

Prevalence

- ~6-7K parenteral support dependent SBS adults in the U.S. (similar number in the EU5)

SOURCE: NA HPEN Patient Registry. Oley Foundation. 1994; Weiser, Lancet. 2008;372:139; HCUP.net;
(1) Annual mean costs of lifelong, complex home healthcare associated with PS, not including the indirect costs associated with disability (Piamjariyakul 2010, NIH).

Gattex® (Teduglutide [rDNA origin]) for Injection

- First analog of GLP-2 approved to:
  - Increase absorption of remaining bowel
  - Decrease or eliminate the need for parenteral support
- During pivotal phase 3 trial >60% of patients achieved at least 20% reduction in the volume of weekly parenteral nutrition
- Stimulates intestinal lining growth, resulting in increased fluid and nutrient absorption
- Launched in the U.S. in 2013; ex-U.S. launch underway since Q3 2014
- Strong growth expected given opportunity to identify new SBS patients

Gattex®/Revestive® are copyrights of NPS Pharma

Shire 7

NATPARA®/NATPAR® - In registration for the treatment of hypoparathyroidism (HPT)

Disease

- HPT is a disease in which patients' parathyroid glands fail to produce sufficient levels of parathyroid hormone leading to low calcium levels

Health impact

- Low calcium levels can lead to problems with the heart, nervous system, kidneys, bones and teeth

Current treatment

- Widespread treatment practice involves high-dose oral calcium and vitamin D
  - High pill burden
  - Inadequate control of symptoms

Prevalence

- ~75K patients in the U.S., 41K with moderate or severe disease (similar number in the EU5)

SOURCE: Powers et al., Prev. and Incid. of HPT in the USA, large cohort study, DOI 10.1002/jbmr.2004, (2013); Sun et al., Trends in U.S. Thyroidectomy, Thyroid 23 (6), 2013;

Natpara®
(parathyroid hormone)
for Injection

- If approved, the only bioengineered hormone replacement therapy indicated for use in the treatment of HPT
- Pivotal phase 3 clinical trial showed clinically meaningful efficacy:
  - Maintenance of serum calcium in the target range
  - 50% decrease in calcium and vitamin D supplements
- PDUFA date in the U.S. is January 24, 2015
- MAA submitted on November 5, 2014; anticipated approval with standard review in Q1 2016

Natpara®/Natpar® are copyrights of NPS Pharma

Shire 8

Shire will accelerate the growth of NPS Pharma[]s portfolio

GI and rare disease expertise

[] #2 GI sales force as ranked by U. S.  GI[]s (1)

[] #1 prescribed 5-ASA
(Lialda) in U. S. (2) [] Leader in enzyme / protein replacement

[] #1 position in HAE (3) market

[] Deep development portfolio, including SHP625 for rare GI / hepatic diseases

Commercial excellence

[] Broad international commercial footprint with products marketed in over 50 countries

[] Innovative services to identify, support and manage patients [] Best-in-class market access and launch capabilities

(1) IMS Attributable Ranking Study 2013
(2) IMS NPA Weekly Date Reports for week ending February 7, 2014
(3) Seeking Alpha []Dyax And ViroPharma: An Overview Of Hereditary Angioedema
 (HAE) Space [], September 18, 2012

Combination will create shareholder value

Extend rare disease model to GI franchise, by pairing innovative products with best - in- class patient support services

Accelerate the growth of GATTEX (R) in the U.S. by leveraging Shire's
#2 ranked GI sales force and rare disease commercial expertise

Efficiently launch REVESTIVE (R) ex- U.S. through Shire's extensive international commercial infrastructure

Maximize value of NATPARA (R) /NATPAR (R) (if approved) through
Shire's proven development and launch capabilities

Realize operating synergies by integrating NPS Pharma into Shire's organization, leveraging previous experience with similar acquisitions

Transaction highlights

Consideration

[] $46.00   per share in cash (a 51% premium to NPS Pharma's unaffected share
 price of $30.47   on December 16, 2014) [] Approximately $5.2   billion total
 consideration

Financial impact

[] Expected to enhance revenue growth from 2015 onward [] Expected to be accretive to Non GAAP EPS from 2016 onward

Financing

[] Funded using cash on hand, existing $2.1   billion committed bank facility
 and a newly arranged $850  million short term bank facility [] The transaction is not subject to any financing contingency

Timing

[] Closing expected in Q1 of 2015

Expected operating synergies

[] Realization of operating synergies beginning in 2016 and growing substantially thereafter [] Anticipated synergies of approximately 25- 35%  of the Street[]s consensus forecast of NPS Pharma[]s standalone future operating cost base from 2017 onward

This acquisition will allow NPS Pharma[]s products to transform the lives of even more patients

Shire and NPS Pharma [] Leadership in rare diseases

Shire is acquiring NPS Pharma, a significant step on our journey to become a leading biotechnology company

Building on NPS Pharma[]s success, we will use our GI market expertise, rare disease patient identification and management capabilities, and global footprint to deliver NPS Pharma[]s products to patients worldwide

The transaction will enhance Shire's growth profile and is expected to be accretive to Non GAAP EPS from 2016 onward

Q&A

Shire

Flemming Ornskov, MD, MPH CEO

Jeff Poulton
Interim Chief Financial Officer

Mark Enyedy
Head of Corporate Development and Interim General Counsel

Roger Adsett
Senior Vice President, GI Business Unit Leader

NPS Pharmaceuticals

Francois Nader, MD, MBA
CEO

Appendix

NPS Pharma[]s financials (in $ thousands)

      2012  2013  2014
                (first 3 quarters)

GATTEX (R) Sales              -        31,752   67,917
Royalties and license fees  130,644  123,804  89,450
Total Revenues              130,644  155,592  157,367
Gross Profit                130,644  151,996  149,573
R&D                         94,839   85,421   66,238
SG&A                        36,929   68,070   79,142
Operating income            (1,124)  (1,495)  4,193

Outline prepared using historic company data under US GAAP

NPS Pharma[]s additional pipeline

REVESTIVE (R) geographic expansion

[] Japan [] Canada [] Switzerland

Teduglutide label extension

[] Global study for teduglutide in pediatric patients with SBS who are dependent on parenteral support

NPSP795

[] Ongoing phase 2a study of NPSP795 in adults with autosomal dominant hypocalcemia; an ultra-rare,  life-long genetic disorder that affects both adults and children